UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              TO             .

Commission file number 0-25034

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

GREATER BAY BANCORP 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

GREATER BAY BANCORP

1900 University Avenue, 6th Floor

East Palo Alto, California 94303

INTRODUCTION

Greater Bay Bancorp has established the Greater Bay Bancorp 401(k) Plan (the “Plan”). The Plan is a profit sharing plan with a cash or deferred arrangement intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended. The Plan was registered on Registration Statements on Form S-8 filed with the Securities and Exchange Commission on July 8, 1997 (File No. 333-30913) and November 20, 1998 (File No. 333-67677).

REQUIRED INFORMATION

1.	Financial Statements and Supplemental Schedule.

Report of Independent Registered Public Accounting Firm

Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2005

Notes to Financial Statement

Supplemental Schedule:
Schedule of Assets (Held at End of Year) Form 5500, Schedule H, Part IV, Line 4i at December 31, 2005

2.	Exhibits.

23.1 Consent of Independent Registered Public Accounting Firm

Greater Bay Bancorp 401(k) Plan

Index to Financial Statements and Supplemental Schedule

December 31, 2005 and 2004

Note:	Other supplementary schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (or “ERISA”) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

    Greater Bay Bancorp 401(k) Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Greater Bay Bancorp 401(k) Plan (or the “Plan”) at December 31, 2005 and December 31, 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year at December 31, 2005) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

San Francisco, California

June 26, 2006

Greater Bay Bancorp 401(k) Plan

Statements of Net Assets Available for Benefits

	As of December 31,
	2005	2004
Assets:
Noninterest-bearing cash	$—	$8
Investment portfolio and participant loans, at fair value	64,055,957	59,469,727
Receivables:
Employer contribution	—	72,608
Accrued interest and dividends	70,030	72,462

Total receivables	70,030	145,070

Total assets	64,125,987	59,614,805

Liabilities:
Total liabilities	—	—

Net assets available for benefits	$64,125,987	$59,614,805

The accompanying notes are an integral part of these financial statements

Greater Bay Bancorp 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

For the year ended December 31, 2005
Additions to net assets attributed to:
Net appreciation in fair value of investments	$1,955,928
Investment income:
Interest	55,880
Dividends	269,106

Total investment income	324,986

Total appreciation and investment income	2,280,914

Contributions:
Employee	5,829,978
Employer	2,660,074
Rollover	337,403

Total contributions	8,827,455

Total additions	11,108,369

Deductions from net assets attributed to:
Distributions to participants	6,558,961
Administrative expenses	38,226

Total deductions	6,597,187

Net increase in net assets available for benefits	4,511,182
Net assets available for benefits, beginning of year	59,614,805

Net assets available for benefits, end of year	$64,125,987

The accompanying notes are an integral part of these financial statements

Greater Bay Bancorp 401(k) Plan

Notes to Financial Statements

As of December 31, 2005 and 2004, and for the year ended December 31, 2005

1.	Plan Description

The following description of the Greater Bay Bancorp 401(k) Plan, (or the “Plan”) is provided for general information purposes only. Participants of the Plan should refer to the Plan document for a more comprehensive description of the Plan’s provisions.

General

Greater Bay Bancorp, (or the “Company”), sponsors the Plan. The Plan is a defined contribution plan covering all employees of the Company and its wholly owned bank subsidiary, Greater Bay Bank, N.A., (or the “Bank”), who are 18 years of age or older. The Plan is subject to the provisions of ERISA.

Plan Amendments

The Company has amended the Plan to adopt the mandatory distribution rules under Internal Revenue Code, (or “IRC”) Section 401(a)(31)(B), effective March 28, 2005. The Plan’s distribution rules are described below under the heading “Payment of Benefits.” Additionally, the Company amended the Plan in 2005, effective January 1, 2006, to modify the definition of compensation on which contributions are based, to provide for a 2% negative contribution election for newly hired employees, and to increase the matching contribution percentage on the first 4% of eligible compensation contributed to the Plan. Beginning with 2006, the Company will make matching contributions in an amount equal to 75% of deferral contributions up to 4% of eligible compensation, and 62.5% of deferral contributions above 4% of eligible compensation, up to 8% of eligible compensation.

Contributions

Each year, participants may contribute up to 50% of eligible compensation, as that term is defined in the Plan, but no more than the dollar limit prescribed annually by the IRC. Participants age 50 and over may make additional “catch-up” contributions up to the catch up contribution dollar limit prescribed annually by the IRC. The Plan also accepts qualified rollover contributions from employees. The Company makes a matching contribution to the participants’ eligible compensation deferral contributions, not to exceed 8% of eligible compensation. For 2005 and prior years, the Company has made matching contributions in an amount equal to 62.5% of deferral contributions up to 8% of eligible compensation. Additional employer contributions may be made at the Company’s discretion. The Company does not match catch-up contributions. The Company also may make qualified non-elective contributions, but only to the accounts of non-highly compensated participants.

Participant Accounts

The Company through the Plan’s record keeper, Wells Fargo Retirement Plan Services (or the “Trustee”), maintains individual salary deferral, rollover and employer contributions accounts for each Plan participant. The accounts of each participant are credited with his or her salary deferral contributions, rollover contributions, employer contributions and investment earnings (or reduced by investment losses and administrative expenses).

Greater Bay Bancorp 401(k) Plan

Notes to Financial Statements

As of December 31, 2005 and 2004, and for the year ended December 31, 2005

Vesting

Participants are immediately 100% vested in all salary deferral contributions. Vesting in employer matching and discretionary contributions is based on years of service as follows:

Years of service	Percent vested
1	25%
2	50%
3	75%
4 or more	100%

Participants who were employed by entities that were acquired by the Company receive credit for years of service with the acquired entity for vesting purposes.

Forfeitures

Any participant who terminates employment before becoming 100% vested in his or her employer contributions accounts will forfeit the non-vested portion of his or her employer contributions account when the account is distributed or, if earlier, after a five-year break in service. Forfeited amounts are used currently to reduce employer contributions. However, upon reemployment, forfeited amounts may be restored to the accounts of participants under rules set out in the Plan’s forfeitures break in service rules. Total forfeitures for the year ended December 31, 2005 were $98,032. $50,072 of these 2005 forfeitures have been applied to participant accounts and $47,960 in additional forfeited assets are available to reduce future employer contributions as of December 31, 2005.

Investment Options

Upon enrollment in the Plan, each participant must direct the Trustee to invest his or her account among a selection of mutual funds, common collective trust funds and/or an employer stock fund. The investment selections available to participants include at a minimum, but are not limited to, the following types of investment funds:

•	Stable Value Funds – providing current income with liquidity, primarily through Guaranteed Investment Contracts, government, and other money market fixed income investments;

•	Bond Funds – providing income and capital appreciation through ownership of corporate and government debt instruments; and

•	Equity Funds – primarily providing capital appreciation through investments in common stock across broad industry, market capitalization and other investment classes to diffuse risk.

Participants may make changes to investment directions for future contributions in whole percentages and re-direct the investment of current investments at any time.

Greater Bay Bancorp 401(k) Plan

Notes to Financial Statements

As of December 31, 2005 and 2004, and for the year ended December 31, 2005

Investments

As of December 31, 2005, investments representing 5% or more of net assets available for Plan benefits were as follows:

		Fair value - as of December 31,
Identity of issuer	Description of investments	2005	2004
Unitized Trust Fund holding Greater Bay Bancorp Common Stock	Common Stock	$11,357,829	$12,876,991
Wells Fargo S&P 500 Index N	Common Collective Trust	9,509,064	8,872,917
Wells Fargo Stable Return Fund G	Common Collective Trust	8,009,139	8,211,860
Wells Fargo Asset Allocation Fund N	Common Collective Trust	7,406,312	7,757,650
Wells Fargo S&P Midcap Index N	Common Collective Trust	4,520,736	3,419,904
Dodge & Cox Balanced Fund	Registered Investment Company	4,299,955	1,809,497
Wells Fargo Bond Index N	Common Collective Trust	3,357,696	3,183,733

The Plan’s investment in Greater Bay Bancorp common stock is held in a unitized trust fund.

During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value and earned investment income as follows:

	Net appreciation	Investment income
Common Stock	$(1,020,028)	$278,223
Common Collective Trusts	1,810,363	—
Registered Investment Companies	1,165,593	—
Participant loans	—	46,763

Total	$1,955,928	$324,986

Participant Loans

Any participant may borrow a maximum of 50% of his or her vested account balance, but not more than $50,000 and not less than $1,000. Participant loans are stated at their current outstanding principle balance. All loans provide for semi-monthly repayment by payroll deduction, under level amortization schedules and bear a commercially reasonable rate of interest. Loans made for the purchase of the participant’s principal residence must be repaid within 10 years. Loans made for any other purpose must be repaid within 5 years. A maximum of two all purpose and one principal residence loans may be outstanding at any time.

Greater Bay Bancorp 401(k) Plan

Notes to Financial Statements

As of December 31, 2005 and 2004, and for the year ended December 31, 2005

Payment of Benefits

Upon termination of employment, including termination at death, disability or retirement, a participant whose account balance exceeds $5,000 may elect to receive either a lump-sum distribution or installment payments over a period not to exceed the participant’s life expectancy or the joint life expectancy of the participant and his or her designated beneficiary. Participants may elect to receive any lump-sum distribution personally or to have the distribution rollover directly to another qualified retirement plan or an individual retirement account (“IRA”).

If a participant terminates employment and his or her vested interest in the Plan does not exceed $5,000, as defined by the Plan, then a lump-sum distribution will be made to the participant as soon as administratively practicable following his or her termination of employment. The participant may elect to receive the distribution personally or to have the distribution rollover directly to another qualified retirement plan or an IRA. A participant whose balance is between $1,000 and $5,000 and who fails to make a distribution election will automatically have his or her balance rollover directly to an IRA. A participant whose balance is under $1,000 and who fails to make a distribution election will automatically receive a lump-sum distribution personally.

2.	Summary of Significant Accounting Policies

Basis of Accounting

Our accounting and reporting policies conform to generally accepted accounting principles (or “GAAP”) applicable in the United States. The Plan uses the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options. At December 31, 2005 these options include a combination of 18 investment vehicles including various mutual funds, common collective trusts, a stable value fund and an employer stock fund investment. Funds may be invested in various combinations of stocks, bonds, income, and other investment securities. Such investments are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least possible that changes in risk in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Greater Bay Bancorp 401(k) Plan

Notes to Financial Statements

As of December 31, 2005 and 2004, and for the year ended December 31, 2005

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The fair value for the mutual funds held in the Plan is determined by taking the quoted closing share price on the last business day of the Plan’s year, times the number of shares the Plan holds in those mutual funds as of the last day of the Plan’s year. The fair value of the common collective trusts is a net unit value provided by those trusts based upon the quoted market closing price of the trusts’ underlying investments, times the number of units the Plan holds in those common collective trusts as of the last business day of the Plan’s year. Units of the unitized trust fund are valued based on the quoted market price of the fund’s underlying investment in Greater Bay Bancorp common stock on the last business day of the Plan’s year.

Purchases and sales of securities are reflected on a trade date basis. Transaction gains or losses are determined on the average cost method. Interest income is recognized on the accrual basis. The net appreciation (depreciation) in the fair value of the Plan’s investments consists of realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Contributions

Employee salary deferral contributions and the Company’s matching contributions are recorded each pay period. Company discretionary and “true-up” matching contributions may be made no later than the due date, including extensions, of the Company’s federal income tax return.

Payment of Benefits

Benefits are recorded when paid.

3.	Tax Status

The Internal Revenue Service (or “IRS”) has determined and informed the Company by a letter dated August 31, 2005, that the Plan as submitted to the IRS, satisfies the requirements to be a qualified retirement plan under the applicable sections of the IRC. The Plan administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the IRC and accordingly no provision for federal income taxes has been made.

4.	Administrative Expenses

Participants are responsible for loan origination fees totaling $75 per loan and investment management fees for the Wells Fargo Stable Return Fund G of 40 basis points. The Company bears most of the administrative expenses associated with the management of the Plan and accordingly such expenses are not reflected in the financial statements of the Plan.

Greater Bay Bancorp 401(k) Plan

Notes to Financial Statements

As of December 31, 2005 and 2004, and for the year ended December 31, 2005

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. Participants will become 100% vested in their employer matching and discretionary contribution accounts in the event of a Plan termination.

6.	Concentration of Risk

A portion of the Plan’s assets is invested in a unitized trust fund holding Greater Bay Bancorp Common Stock, which represents 17.71% of the Plan’s total assets at December 31, 2005. Purchases and sales of Greater Bay Bancorp Common Stock are executed in the open market. During 2005, the unitized trust fund purchased 27,121 shares of Common Stock for $694,163 and sold 52,427 shares of Common Stock for which it received proceeds totaling $1,363,378. The Plan’s investment in Greater Bay Bancorp Common Stock resulted in $278,223 in investment income, including interest and dividends, and $1,020,028 in losses due to declines in the fair value of the underlying Common Stock during 2005.

7.	Party-in-Interest Transactions

The Trustee and the Company are parties-in-interest as defined by ERISA. Plan assets are invested in common collective trusts issued by the Trustee and in Greater Bay Bancorp Common Stock. Such transactions qualify as party-in-interest transactions permitted by the Department of Labor’s Rules and Regulations and are exempt under Sections 408(b)(8) and 408(e) of ERISA.

Greater Bay Bancorp 401(k) Plan

Schedule of Assets (Held at End of Year),

    Form 5500, Schedule H, Part IV, Line 4i

As of December 31, 2005

(a)	(b) Identity of Issuer	(c )Description of Investments	EIN 77-0387041 PN 001 (e) Current Value
*	Unitized Trust Fund holding Greater Bay Bancorp Common Stock	Common Stock	$11,357,829
*	Wells Fargo S&P 500 Index N	Common Collective Trust	9,509,064
*	Wells Fargo Stable Return Fund G	Common Collective Trust	8,009,139
*	Wells Fargo Asset Allocation Fund N	Common Collective Trust	7,406,312
*	Wells Fargo S&P Midcap Index N	Common Collective Trust	4,520,736
	Dodge & Cox Balanced Fund	Registered Investment Company	4,299,955
*	Wells Fargo Bond Index N	Common Collective Trust	3,357,696
	Artisan International Fund	Registered Investment Company	2,614,863
	Fidelity Advisor Mid Cap Fund	Registered Investment Company	2,310,950
	Fidelity Advisor Value Strategy	Registered Investment Company	2,273,720
*	Wells Fargo Russell 2000 Index Fund N	Common Collective Trust	1,799,200
	Fidelity Advisor Diversified International	Registered Investment Company	1,542,030
	Dreyfus Intermediate Term Income	Registered Investment Company	1,228,243
	Fidelity Advisor Dividend Growth Fund Class A	Registered Investment Company	931,837
	ABN AMRO Veredus Aggressive Growth Fund	Registered Investment Company	757,524
	AIM Basic Value Fund	Registered Investment Company	678,153
	Fidelity Advisor Equity Growth	Registered Investment Company	505,641
	JP Morgan Capital Growth	Registered Investment Company	31,442
	Hotchkis & Wiley Large Value	Registered Investment Company	1,348
	RS Partners	Registered Investment Company	1,349

	Total investment portfolio		63,137,030
*	Participant loans, secured by balance of vested accounts with interest rates ranging from 5.00% to 7.25%		918,927

	Total investment portfolio and participant loans		$64,055,957

*	Indicates a party-in-interest with respect to the Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Greater Bay Bancorp 401(k) Plan
(Name of Plan)

Date: June 26, 2006	By:	/s/ Peggy Hiraoka
Peggy Hiraoka
Executive Vice President
Greater Bay Bancorp
Plan Administrator

EXHIBIT INDEX

Exhibit No.	Exhibit Description
23.1	Consent of Independent Registered Public Accounting Firm